UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

**Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **January 31, 2006**

GRANT PARK FUTURES FUND
LIMITED PARTNERSHIP
(Exact Name of Registrant as Specified in its Charter)

_____

Illinois	**000-50316**	**36-3596839**
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. employer identification no.)

c/o Dearborn Capital Management, L.L.C. **555 West Jackson Blvd., Suite 600** **Chicago, Illinois**	**60661** (Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code: **(312) 756-4450**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. <u>Regulation FD Disclosure.</u>

Attached as Exhibit 99.1 is a copy of the Monthly Flash Report of Grant Park Futures Fund Limited Partnership for the month of January 2006, which is incorporated herein by reference.

Note: the information in this report (including the exhibit) is furnished pursuant to Item 7.01 and shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing. This report will not be deemed a determination or an admission as to the materiality of any information in the report that is required to be disclosed solely by Regulation FD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANT PARK FUTURES FUND LIMITED PARTNERSHIP

By: Dearborn Capital Management, L.L.C.
its General Partner

Date: February 7, 2006

By: /s/ David M. Kavanagh

David M. Kavanagh
President

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INDEX TO EXHIBITS

Exhibit

99.1   Monthly Flash Report, January 2006